TIAA-CREF Life Insurance Company (“Depositor”)

TIAA-CREF Life Separate Account VLI-2 (“Registrant”)

TIAA-CREF Individual and Institutional Services, LLC (“Principal Underwriter”)

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel & Director, Pension & Insurance Law

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

October 26, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Debbie Skeens – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VLI-2 (“Registrant”)
Intelligent Survivorship VUL – M Series Policy
Pre-Effective Amendment #1 to the REGISTRATION STATEMENT ON FORM N-6
File Nos. 333-183060 and 811-22659
Request for Acceleration of the Effective Date

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as Registrant and Principal Underwriter for the Intelligent Survivorship VUL – M Series policies (the “Policy”) of the Registrant, hereby requests acceleration of the effective date of the above-referenced Registration Statement filed on Form N-6/A to on or before November 1, 2012, or as soon thereafter as reasonably practicable.

The registration statement was filed with the Commission on October 25, 2012, the acceleration request letter was noted in the cover letter for the filing but was inadvertently not included in the submission. TIAA-CREF Life Insurance Company would very much appreciate any assistance the Commission’s Staff could provide in meeting such request.

Respectfully Submitted,

TIAA-CREF LIFE SEPARATE ACCOUNT VLI-2 (Registrant)

By: TIAA-CREF LIFE INSURANCE COMPANY (“TC Life”)

/s/ David M. Anderson

President and Chief Executive Officer of TC Life

TIAA-CREF INDIVIDUAL and INSTITUTIONAL SERVICES, LLC (“TCIIS”)

/s/ Kathie Andrade

Vice President and Chief Executive Officer of TCIIS